                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
               RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                                (AMENDMENT NO. 2)

                              i2 TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                  COMMON STOCK
                         (PAR VALUE $0.00025 PER SHARE)
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   465754 10 9
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

---------------------                                     ---------------------
CUSIP NO. 465754-10-9               13G                     Page 2 of 9 Pages
---------------------                                     ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                     SANJIV S. SIDHU
                     SS# ###-##-####
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)[ ]   (b)[X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION
                     USA
--------------------------------------------------------------------------------
                                 5      SOLE VOTING POWER
           NUMBER                           31,890,600 SHARES OF COMMON STOCK
             OF                  -----------------------------------------------
           SHARES                6      SHARED VOTING POWER
        BENEFICIALLY                        0
          OWNED BY               -----------------------------------------------
         REPORTING               7      SOLE DISPOSITIVE POWER
           PERSON                           31,890,600 SHARES OF COMMON STOCK
            WITH                 -----------------------------------------------
                                 8      SHARED DISPOSITIVE POWER
                                            0
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     31,490,600 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                                        [X]
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                     44.1% AS OF DECEMBER 31, 1998
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*
                     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ---------------------
CUSIP NO. 465754-10-9               13G                     Page 3 of 9 Pages
---------------------                                     ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                     SIDHU-SINGH FAMILY INVESTMENTS, LTD.
                     IRS TAXPAYER ID # 75-2645568
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)[ ]   (b)[x]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION
                     TEXAS
--------------------------------------------------------------------------------
                                 5      SOLE VOTING POWER
           NUMBER                          6,710,000 SHARES OF COMMON STOCK
             OF                  -----------------------------------------------
           SHARES                6      SHARED VOTING POWER
        BENEFICIALLY                       0
          OWNED BY               -----------------------------------------------
         REPORTING               7      SOLE DISPOSITIVE POWER
           PERSON                          6,710,000 SHARES OF COMMON STOCK
            WITH                 -----------------------------------------------
                                 8      SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     6,710,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                                        [ ]
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.4% AS OF
                     DECEMBER 31, 1998
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*
                     PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 4 of 9 Pages

ITEM 1(a)       NAME OF ISSUER:

                i2 Technologies, Inc.

ITEM 1(b)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                909 E. Las Colinas Blvd.
                16th Floor
                Irving, Texas 75039

ITEM 2(a)       NAME OF PERSON FILING:

                This statement is filed by (i) Sanjiv S. Sidhu and (ii) Sidhu-Singh Family Investments, Ltd., sometimes referred to collectively as the "Sidhu Reporting Group." Mr. Sidhu is the Chairman of the Board and Chief Executive Officer of the Issuer.

                The Sidhu Reporting Group may be deemed to be a "group" for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder (the "Act"), although each reporting person expressly disclaims any assertion or presumption that it and the other person on whose behalf this statement is filed constitutes a "group." The filing of this Statement and the Agreement Relating to Joint Filing of Schedule 13G attached as Exhibit A hereto should not be construed to be an admission that any of the Sidhu Reporting Group is a member of a "group" consisting of one or more persons.

ITEM 2(b)       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                909 E. Las Colinas Blvd.
                16th Floor
                Irving, Texas 75039

ITEM 2(c)       CITIZENSHIP:

                Mr. Sidhu is a United States citizen.

                Sidhu-Singh Family Investments, Ltd. has its principal place of business in, and is organized under the laws of, the State of Texas.

ITEM 2(d)       TITLE OF CLASS OF SECURITIES:

                Common Stock, par value $0.00025 per share.

ITEM 2(e)       CUSIP NUMBER:

                465754-10-9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                Not applicable. This statement on Schedule 13G is not being filed pursuant to Rule 13d-1(b) or 13d-2(b).

                                                             Page 5 of 9 Pages

ITEM 4.         OWNERSHIP.

                (i)      Sanjiv S. Sidhu:

                    (a) Amount Beneficially Owned: Sanjiv S. Sidhu is the record owner of 24,780,600 shares of Common Stock as of December 31, 1998 and may be deemed to own beneficially an additional 7,110,000 shares of Common Stock of which 200,000 shares are held of record by the Nathan S. Sharma Exempt 1997 Trust, 200,000 shares are held of record by the Stefan M. Sharma Exempt 1997 Trust (collectively, the "Trusts") and 6,710,000 shares are held of record by Sidhu-Singh Family Investments, Ltd. for which Mr. Sidhu serves as the managing general partner. Mr. Sidhu serves as the sole trustee of each of the Trusts, and in such capacity holds the sole power to vote and dispose of the shares owned by such Trusts. Therefore, Mr. Sidhu may be deemed to own beneficially an aggregate of 31,890,600 shares of Common Stock as of December 31, 1998. Mr. Sidhu disclaims beneficial ownership of all shares held by the Trusts.

                    (b)  Percent of Class: 44.1% as of December
                         31, 1998; such Percent of Class excludes the shares held by the Trusts.

                    (c)  Number of shares as to which
                         such person has:

                         (i)   sole power to vote or to direct the vote:
                               31,890,000 shares.

                         (ii)  shared power to vote or to direct the vote:
                               0 shares.

                         (iii) sole power to dispose or to direct the
                               disposition of: 31,890,000 shares.

                         (iv) shared power to dispose or to direct the disposition of: 0 shares.

                         (ii)  Sidhu-Singh Family Investments, Ltd.:

                    (a)  Amount Beneficially Owned: 6,710,000 shares.

                    (b)  Percent of Class: 9.4% as of December 31, 1998.

                    (c)  Number of shares as to which such person has:

                         (i)  sole power to vote or to direct the vote:
                              6,710,000 shares.

                                                             Page 6 of 9 Pages

                         (ii) shared power to vote or to direct the vote: 0 shares.

                         (iii) sole power to dispose or to direct the
                               disposition of: 6,710,000 shares.

                         (iv) shared power to dispose or to direct the disposition of: 0 shares.

ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                 Not Applicable.

ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON.

                 Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                 Not Applicable.

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                 The Sidhu Reporting Group may be deemed to be a "group" for the purposes of Section 13(d) and 13(g) of the Act and the rules thereunder, although each reporting person expressly disclaims any assertion or presumption that it or the other person on whose behalf this statement is filed constitutes a "group." The filing of this Statement and the Agreement Relating to Joint Filing of Schedule 13G attached as Exhibit A hereto should not be construed to be an admission that any of the Sidhu Reporting Group is a member of a "group" consisting of one or more persons.

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP.

                 Not Applicable.

ITEM 10.         CERTIFICATION.

                 Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b).

                                                             Page 7 of 9 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 15, 1999

                                      /s/ Sanjiv S. Sidhu
                                      -----------------------------------------
                                      Sanjiv S. Sidhu



                                      SIDHU-SINGH FAMILY INVESTMENTS, LTD.


                                      By: /s/ Sanjiv S. Sidhu
                                      -----------------------------------------
                                      Sanjiv S. Sidhu, Managing General Partner

                                                             Page 8 of 9 Pages


                                  EXHIBIT INDEX

                                                               Located on
                                                               Sequentially
Exhibit                   Description of Exhibit               Numbered Page
-------                   ----------------------               -------------
Exhibit A         Agreement Relating to Joint Filing of             9
                              Schedule 13G